Exhibit 99.1

Alpha Tau Medical to Present at Guggenheim Radiopharmaceuticals Day

JERUSALEM, May 03, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that Raphi Levy, Chief Financial Officer, will take part in a fireside chat at the Guggenheim Radiopharmaceuticals Day in New York City on Monday, May 15th, 2023.

Event:	Guggenheim Radiopharmaceuticals Day
Date:	Monday, May 15th, 2023
Time:	11:20 AM ET
Location:	New York, NY
Webcast:	Link

Mr. Levy will also be available for 1x1 investor meetings at the conference. Please reach out to your Guggenheim representative to schedule.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:
IR@alphatau.com